EXHIBIT 12

EOG RESOURCES, INC.
Computation of Ratio of Earnings to Fixed Charges and
Combined Fixed Charges and to Preferred Stock Dividends
(In Thousands)
(Unaudited)

Year Ended December 31		2010	2009	2008	2007	2006

EARNINGS AVAILABLE FOR
FIXED CHARGES:
Net Income		$160,654	$546,627	$2,436,919	$1,089,918	$1,299,885
Less:	Capitalized Interest Expense	(76,300)	(54,919)	(42,628)	(29,324)	(19,900)
Add:	Fixed Charges	237,590	181,426	117,568	96,228	80,050
Income Tax Provision		247,322	325,384	1,309,620	540,950	612,756
TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES		$569,266	$998,518	$3,821,479	$1,697,772	$1,972,791

FIXED CHARGES:
Interest Expense		$125,073	$97,751	$49,899	$45,628	$43,158
Capitalized Interest		76,300	54,919	42,628	29,324	19,900
Capitalized Expense Related to Indebtedness		4,513	3,150	1,759	1,150	1,655
Rental Expense Representative of Interest Factor		31,704	25,606	23,282	20,126	15,337
TOTAL FIXED CHARGES		237,590	181,426	117,568	96,228	80,050
Preferred Stock Dividends on a Pre-tax Basis		-	-	681	9,970	16,179
COMBINED TOTAL FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS		$237,590	$181,426	$118,249	$106,198	$96,229

RATIO OF EARNINGS TO
FIXED CHARGES		2.40	5.50	32.50	17.64	24.64

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK
DIVIDENDS		2.40	5.50	32.32	15.99	20.50